UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

_______________________________________________

INTERNATIONAL PACKAGING AND LOGISTICS GROUP, INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	45-2808694
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

7700 Irvine Center Drive, Suite 870, Irvine, California 92608

(Address of Principal Executive Offices and Zip Code)

(949) 861-3560

(Registrant’s Telephone Number, including Area Code)

_______________________________________________

June 21, 2016

International Packaging and Logistics Group, Inc.

7700 Irvine Center Drive, Suite 870

Irvine, California 92608

(949) 861-3560

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Change in the

Majority of the Board of Directors

June 20, 2016

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.001 per share (the “Common Stock”), of International Packaging and Logistics Group, Inc., a Nevada corporation (“we” or “our”) at the close of business on June 20, 2016 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of our board of directors (“Board”) other than by a meeting of stockholders. This Information Statement is being distributed on or about June 20, 2016.

NO VOTE OR OTHER ACTION OF OUR STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND US A PROXY.

On May 15, 2016, International Packaging and Logistics Group, Inc. (“IPLO” or “Company”), and Xiuhua Song (the “Purchaser”) entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which IPLO (the “Seller”) will sell to the Purchaser, and the Purchaser will purchase from the Seller, an aggregate of 3,915,000 newly issued shares of IPLO Common Stock (the “Shares”), which Shares represent 87% of the issued and outstanding shares of Common Stock.

At the time of the acquisition of the Shares, Purchaser shall cause a ShanDong Confucian Biologics Co. Ltd., a China Company to become owned or controlled by the Company or its subsidiary (“China Acquisition”).

Subsequent to the acquisition of the Shares by Purchaser of the shares and the China Acquisition, IPLO is to vend out H&H Glass, Inc. back to Standard Resources Ltd., (holder of the shares of H&H Glass) in exchange for the return of 3,915,000 common shares of IPLO held and owned by Standard Resources, Inc. Such shares shall thereafter be cancelled and returned to the authorized but unissued status under a return to treasury agreement (“H&H Vend Out”).

It is anticipated that the Closing will occur approximately ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) or the date of mailing of this Information Statement to the Company’s shareholders. Pursuant to the terms of the Purchase Agreement, at the Closing, (i) the existing directors and officers of the Company will resign effective upon the Closing, (ii) the existing director will appoint the designee of the Purchaser, Xiuhua Song, to serve as the Director, President, the Chief Financial Officer and Secretary of the Company. As a result of these transactions, control of the Company will pass to the Purchaser (the “Change of Control”). Immediately after the Closing, the Shares acquired by the Purchaser will comprise 87% of the issued and outstanding Common Stock.

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VOTING SECURITIES

As of June 20, 2016, the Company had 4,504,214 shares of Common Stock issued and outstanding. Each share of Common Stock is entitled to one vote. Shareholders of International Packaging and Logistics Group will have the opportunity to vote with respect to the election of directors at the next annual meeting of International Packaging and Logistics Group shareholders.

BUSINESS PRIOR TO CHANGE IN CONTROL: H&H GLASS, INC.

H&H Glass is a glass importer that supplies custom products such as perfume bottles and food condiment bottles, plus provides complementary services such as container design and mold making. H&H Glass imports glass containers from Asia and distributes to North America. H&H Glass acquires its products mainly from 3 to 5 suppliers in China and Taiwan and sells its products through several distributors in the United States and Canada who service small to medium sized customers. H&H imports in excess of 1,000 shipping containers of glass a year. Depending on the size of the product, a container can contain anywhere from 3,000 to 300,000 pieces.

BUSINESS AFTER CHANGE IN CONTROL: SHANDONG CONFUCIAN BIOLOGICS CO. LTD.

ShanDong Confucian Biologics Co. Ltd. (the “Confusion Biologics” or “Company”), was founded under the laws of the People's Republic of China on October 31, 2012. The Company is located in Food Industrial Park inside the economic development Zone of JinXiang County, Ji’ning City in the province of ShanDong in China. The Company is a limited liability company.

Confusion Biologics is a manufacture and research based bio-science company. It has large capacity in manufacturing tablets, granule, oral liquid, powders, soft gels and capsules products. The Company distributes its products through its own network and white label products. It also has access to a member-based distribution system owned by its affiliated company.

The Company possesses manufacturing permits for food product, hygienic products, sanitary products, and health products. The Company's main business scope include technology study and transfer of Chondroitin and Garlic Oil; trading, cold storage, and pretreating of Garlic, fruit, and vegetables products; trading of Chemical products (excluding hazardous chemicals); Import and export of goods and technology (excluding those restricted by government); the manufacturing and sale of health products including powder, granules, tablets, hard capsule, soft capsule products.

DIRECTORS AND OFFICERS

PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Office	Since
Owen Naccarato	66	Director, CEO and Acting CFO	April 2012
William Gresher	69	Director	January 2007
Allen Lin	62	Director	January 2007

Allen Lin has over 20 years of packaging industry and financial venture investment experiences which included successful start-ups, H & H Glass Inc., in 1989, where he is instrumental in global manufacturing outsourcing for rigid packaging material (including but not limited to glass containers) in packaging distribution solutions for North America. Mr. Lin recently earned a degree of Mater of International Law from a national university in Germany and also holds an MBA from a national university in Chicago, Illinois, USA (graduated with Honor). Mr. Lin has gained international exposure from the tasks involved in identifying merger and acquisition candidates in the packaging distribution network and promoting his packaging business in the North American, South American and European continents. Born and raised in Taiwan, Mr. Lin is fluent in both Chinese and English.

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William Gresher retired in July 2009 as the Chief Financial Officer with The Mexmil Company where he had been for 4 years. Prior to Mexmil, Mr. Gresher held high level financial positions in several companies including the Chief Financial Officer for Distinctive Appliances, Inc. (DACOR), in Pasadena, CA, Vice President of Finance for Fadal Engineering in Chatsworth, CA., Vice President Corporate Financial Planning for Allergan Inc., Irvine, CA., Vice President Controller, Bentley Laboratories, Inc., Irvine CA, a division of Baxter International, Inc., Controller of Bell & Howell Co., Lincolnwood, IL., and several years with Arthur Andersen & Co., Chicago, IL. Mr. Gresher has a Bachelor’s Degree in Accounting and an MBA from Northern Illinois University. Mr. Gresher started his career as a CPA with Arthur Andersen & Co. Next, Mr. Gresher moved to Bell & Howell for 8 years of which 4 years were spent in Tokyo, Japan where he was Plant Controller for their manufacturing operations. The next 10 years were spent with Baxter International in a variety of managerial positions including Director of Finance – Asia Pacific, Assistant Corporate Controller and Vice President Finance for Bentley Laboratories in Irvine California. At Allergan Inc., Mr. Gresher held Vice President positions for the Humphrey, International and European divisions, as well a Vice President Corporate Financial Planning.

Owen Naccarato has been corporate counsel and secretary for the Company since 2007. Mr. Naccarato also has for the last fifteen years been a practicing attorney specializing in corporate and securities law. Prior to practicing law, Mr. Naccarato held various high level financial and operating positions with fortune 500 firms. Mr. Naccarato is a member of the American Bar Association, the California State Bar Association, the Orange County and the Los Angeles County Bar Associations. Mr. Naccarato has a J.D. from Western State University, an MBA from DePaul University and an undergraduate degree in accounting from Northern Illinois University. Mr. Naccarato is also a Director for Greengro Technologies Inc. and Optex Systems Holding, Inc.

CORPORATE GOVERNANCE

Committees of the Board of Directors

The Board does not have any committees at this time.

The Board does not have a nominations committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates’ resumes and interviews of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

Currently, the Board functions as an audit committee and performs some of the same functions as an audit committee, including the following: (i) selection and oversight of the Company’s independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (iii) engaging outside advisors. The Company is not a “listed company” under SEC rules and therefore is not required to have an audit committee comprised of independent directors.

The Board has determined that its members do not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication. Accordingly, the Board believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules. The Company is currently a shell company with nominal assets, no employees and no active business operations. Its business plans are to seek a private operating company with which to merge or to complete a business combination in a reverse merger transaction. As such, the Company has no formal compensation program for its executive officers, directors or employees.

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Director Independence

The Board has determined that William Gresher is the only current director of the Company that is an “independent” director. The Company is not a "listed company" under SEC rules and is therefore not required to have independent directors.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Meetings of the Board of Directors and Committees

The Board took a number of actions by written consent of all of the directors during the year ended December 31, 2015. Such actions by the written consent of all directors are, according to Nevada corporate law and the Company’s by-laws, valid and effective as if they had been passed at a meeting of the directors duly called and held. The Company's directors and officers do not receive remuneration from the Company unless approved by the Board or pursuant to an employment contract.

Compensation of Directors:

Directors received remuneration totaling in aggregate of $12,000 during the years ended December 31, 2015 and 2014. Directors receive $500 a month in directors’ fees with the exception of Mr. Lin who received no compensation for director’s services for the years ended December 31, 2015 and 2014.

Code of Ethics for the Chief Executive Officer and the Principal Financial Officer

On September 7, 2004, the Board of Directors of the Company adopted the Code of Ethics for Chief Executive Officer and the Principal Financial Officer, which was included as exhibit 14.1 with the December 31, 2004 Form 10KSB.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

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RELATED PERSON TRANSACTIONS

Related Party Transactions

Other than the foregoing and the below, none of the directors or executive officers of the Company, nor any person who owned of record or was known to own beneficially more than 5% of the Company’s outstanding shares of its Common Stock, nor any associate or affiliate of such persons or companies, has any material interest, direct or indirect, in any transaction that has occurred during the past fiscal year, or in any proposed transaction, which has materially affected or will affect the Company.

Allen Lin

The Company paid Mr. Allen Lin, President of H&H Glass and a member of the board of directors of the Company, compensation of $326,000 and $305,000 for the years ended December 31, 2015 and 2014, respectively.

Josephine Lin

Josephine Lin, Mr. Lin’s wife, is employed by the Company and was paid a salary of $60,000 and $58,000 for the years ended December 31, 2015 and 2014, respectively.

Owen Naccarato

During 2015 and 2014, Mr. Naccarato, the Company’s Chief Executive Office and acting Chief Financial Officer, was paid director fees of $6,000 and $36,000 for legal fees performed.

William Gresher

During 2015 and 2014, Mr. Gresher, a member of the Board of Directors, was paid $6,000 per year director fees.

DIRECTORS AND OFFICERS

AFTER THE CHANGE OF CONTROL

It is anticipated that, effective as of the Closing, the current officers and directors of the Company will resign and the following person will be appointed as the new officer and director of the Company. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board. Based on information provided by the Purchaser, there is no family relationship between any of the proposed directors or executive officers.

Name	Age	Position
Xiuhua Song	45	President, Chief Financial Officer, Secretary and Director

Based on information provided by the Purchaser, the following biographical information on the directors and officers of the Company after the Change of Control is presented below:

Mrs. Song has been the Managing Director of ShanDong Yibao Biologics Co., Ltd. from May 2011 to present. Additionally, Mrs. Song has served as President of YBCC, Inc. from November 2012 to present. Mrs. Song received an Associate Degree in Economics and Management from HuBei University of Economics. Additionally, Mrs. Song completed the CEO training program at TsingHua University and received her Executive MBA from Peking University. Mrs. Song is an active member of the American Nutrition and Health Association. Mrs. Song plans to dedicate a minimum of 40 hours per week to the Company.

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SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our Common Stock as of June 20, 2016 for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our current directors; (iii) our current named executive officers; and (iv) all of our current executive officers and directors as a group. As of June 20, 2016, there are 4,504,214 shares of common stock issued and outstanding.

	Shares beneficially owned (1) Number of shares	Percentage of class (2)

Standard Resources Ltd. (3) 8/F Hing Wong Court 21-23 Tai Wong Street East Wanchi, Hong Kong	3,915,000	86.9%

Allen Lin	3,915,000	86.9%

Owen Naccarato	226,875	5.0%

William Gresher	-	-

Officers and Directors as a group	4,141,875	91.9%

(1) Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of December 31, 2015 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Except as pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned.

(2) Percentage based on 4,504,214 shares of common stock outstanding as of June 20, 2016.

(3) Standard Resources LTD is a related company to Allen Lin, the founder and CEO of H&H Glass.

Immediately following the Closing, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who will beneficially own more than 5% of our Common Stock; (ii) the persons who will become our directors and executive officers as part of the Change of Control; and (iii) all of the persons who will become our directors and executive officers as part of the Change of Control as a group. The beneficial ownership information set forth below has been provided by the Purchaser.

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Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class
Xiuhua Song (1)	3,915,000	86.9%
Owen Naccarato	226,875	5.0%

All Directors and Officers as a Group (1 individual)	3,915,000	86.9%

(1)	At the Closing, Mrs. Song will become the sole director, President, Chief Financial Officer and Secretary of the Company.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Owen Naccarato, CEO and CFO	2015	0	0	0	0	0	0	42,000	42,000
	2014	0	0	0	0	0	0	42,000	42,000
Allen Lin, President H&H Glass	2015	276,000	0	0	0	0	0	50,000	326,000
	2014	268,000	0	0	0	0	0	37,000	305,000

During 2015 and 2014, Mr. Naccarato received $6,000 in annual director’s fees, included above.

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Outstanding Equity Awards at Fiscal Year-end

The following table sets forth certain summary information regarding outstanding equity awards as of December 31, 2015 to the Company's Chief Executive Officer and Chief Financial Officer and most highly paid executive officers during such period.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION AWARDS						STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Owen Naccarato	0	0	0	0	0	0	0	0	0
Allen Lin	0	0	0	0	0	0	0	0	0

Compensation of Directors

DIRECTOR COMPENSATION
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Owen Naccarato	$6,000	0	0	0	0	0	$6,000
William Gresher	$6,000	0	0	0	0	0	$6,000
Allen Lin	$0	0	0	0	0	0	$0

Options/SAR Grants in the Last Fiscal Year:

None

Employment Agreements

None

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Employee Benefits

H&H Glass offers health insurance to all its employees. H&H Glass also has a discretionary post-employment benefit plan available to its employees.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on the Company’s review of the copies of such forms it received or written representations from reporting persons required to file reports under Section 16(a), to the Company’s knowledge, all of the Section 16(a) filing requirements applicable to such persons with respect to year ended December 31, 2015 were complied with except for Mr. Owen Naccarato and Allen Lin.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov/edgar/searchedgar/companysearch.html.

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SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

International Packaging and Logistics Group, Inc.

By: /s/ Owen Naccarato

Name: Owen Naccarato

Title: Chief Executive Officer

Dated: June 21, 2016

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